SCHEDULE FOR COMPUTATION OF PERFORMANCE DATA


TOTAL RETURN



Formula in release:

P = $1,000 initial payment
T = average annual total return
n = number of years (including fractional portions)
ERV = ending redeemable value

      P(1+T)exponent n = ERV

The formula given on pages 64 and 65 of the release is written to solve for Ending Redeemable Value. However, the quantity to be reported is T (Average Annual Total Return).

Because P, n and ERV are known values, we have solved for T as follows,

      T = n /((ERV / P) - 1)

and have reported those amounts as the total return.

YIELD

Formula in release:

a  =  dividends and interest earned
b  =  expenses accured
c  =  average shares outstanding
d  =  price per share at end of period

          YIELD = 2C(  a-b   +1) 6 -1]
                      ----
                        cd

(Assumes all months have 30 days and year is 360 days.
A one month period or 30 days was used for accruals as appropriate).

Dividends have been accrued by dividing annual dividend income (based on most recent dividend rate) by 360 and multiplying by the number of days the security was held in the portfolio.

Interest earned on short-term instruments was actual per books.

   Interest earned on corporate bonds and US Treasury obligations was determined by computing yield to maturity (or yhield to call if applicable) of each obligation held in the Portfolios based on market value of the obligations (including actual accrued interest) at the close of business on the last business day of each month, or with respect to obligations purchased during the month, the purchase price plus accrued interest. The resultant yield to maturity was divided by 360 and multiplied by the market value of the obligation (including actual accrued interest) multiplied by the number of days in the subsequent month that the obligation was in the Portfolio.

GNMA's were based on yield to maturity and gain/(loss) on paydowns was included in income.

Expenses accrued were actual per books.